Filed by Hotels.com Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 of the Securities Exchange Act of 1934

June 4, 2002

Dear hotels.com employee and option holder,

As you have probably heard, USA Interactive, our parent company, has announced that it intends to offer to acquire all of the shares of Hotels.com that it does not already own. USA Interactive is making a similar offer for the shares of Expedia and Ticketmaster that it does not already own. Although we do not have the details yet, we wanted to let you know what we think will be the major features of USA Interactive’s proposal (of course, this is subject to change).

•	The proposal is to exchange Hotel.com stock for USA Interactive stock.

•	The directors of Hotel.com have formed an independent committee to evaluate the proposal and make a recommendation.

•	We expect business to continue as usual. We are currently a 67% owned subsidiary of USA Interactive, and if this transaction occurs we would be a 100% owned subsidiary of USA Interactive.

•	If Hotels.com becomes a 100% owned subsidiary of USA Interactive, Hotels.com stock options are expected to be converted into stock options to acquire USA Interactive stock at equivalent values, and that the value of your stock options will remain intact. Any future options grants after the merger would be in USA Interactive stock.

We will keep you informed of developments as they occur, and in the meantime we can do the most for our shareholders (that means you!) by focusing on our business at Hotels.com.

Let’s sell some rooms!

David Litman, CEO